FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated September 21, 2004 regarding issuance of euro yen zero coupon convertible bonds due 2009.

2.	Press release dated September 21, 2004 regarding determination of terms of issue, etc. of euro yen zero coupon convertible bonds due 2009.

3.	Press release dated September 24, 2004 regarding issuance of stock acquisition rights as stock options.

4.	Press release dated September 24, 2004 regarding management change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date October 7, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Issuance of Euro Yen Zero Coupon Convertible Bonds due 2009

Tokyo, September 21, 2004 — Hitachi, Ltd. (TSE:6501 / NYSE:HIT, the “Company”) today announced that, pursuant to the decision by the President and Chief Executive Officer, the Company decided the issuance of Euro Yen Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) in the total amount of JPY 100 billion, consisting of JPY 50 billion Series A Zero Coupon Convertible Bonds due 2009 and JPY 50 billion Series B Zero Coupon Convertible Bonds due 2009 (collectively, the “Convertible Bonds”).

The Convertible Bonds will be subscribed and purchased by Saman Capital Limited (“Saman”), the special purpose vehicle established in Cayman Islands. Saman will then issue various series of the repackaging notes secured by the Convertible Bonds and enter into certain derivative transactions with Nomura Securities Co., Ltd.

Purpose of Financing

Under its medium-term management plan “i.e. HITACHI Plan II,” the Company is pursuing a realignment of its business portfolio by increasing focus on targeted businesses, businesses that will drive its growth and businesses where it can best leverage its strengths, in an effort to achieve increased profitability and enhance the financial positions. The proceeds are expected to be used to secure funding for forward-looking investments such as R&D and capital investments in the targeted businesses in an effort to realize further growth in the medium and long term.

The Company has financed flexibly by raising funds from diverse sources, according to use of the proceeds and market conditions. Under this financial policy, the Company issued debentures in May 2003 and raised funds through syndicated loan in September 2004 to secure funds for redemption of convertible bonds.

The Company intends to secure funds for the forward-looking investments by low costs and to enhance the financial positions by the conversion into the shares with high conversion price in the long term.

Features of Convertible Bonds

Zero coupon financing by the Convertible Bonds allows the Company to minimize its interest cost and the terms of the stock acquisition rights are intended to enhance the financial position of the Company by encouraging the conversion of the Convertible Bonds when the market price of shares is going up, concurrently minimizing the potential dilution of earnings per share.

To minimize the potential dilution of earnings per share, the Company intends to target the initial conversion price with a high premium compared to the current market price and the terms of the Convertible Bonds will have a contingent conversion feature. In addition, by adding the conversion price reset feature, the potential dilution of earnings per share will be further minimized as the conversion price would be reset higher under certain conditions if the market price of share rises beyond the initial conversion price. If the market price of share goes down, the conversion price would be reset downward, but the Company intends to minimize the potential dilution by setting the floor conversion price enough higher than the current market price.

Since the conversion price reset feature functions as incentives to exercise the conversion before upward reset of the conversion price in case the market price of share rises beyond the initial conversion price, the Company expects the conversion of the Convertible Bonds will be encouraged in case the market price of share moves up. In addition, two series of the Convertible Bonds have different reset dates for the reset of the conversion price, it is expected that the conversion prices of two series of the Convertible Bonds become different and the timing of the conversion will be dispersed.

Terms of Convertible Bonds

1.	Name of Convertible Bonds:

Series A Zero Coupon Convertible Bonds due 2009 (the “Series A Convertible Bonds”)

Series B Zero Coupon Convertible Bonds due 2009 (the “Series B Convertible Bonds”, and together with the Series A Convertible Bonds, the “Convertible Bonds”)

The stock acquisition rights (shinkabu yoyakuken) incorporated in the Convertible Bonds shall be hereinafter referred to as the “Stock Acquisition Rights” and the Convertible Bonds excluding the Stock Acquisition Rights shall be referred to as the “Bonds”. The following terms are applicable to both the Series A Convertible Bonds and the Series B Convertible Bonds unless otherwise provided.

2.	Total amount of the Bonds:

Series A Convertible Bonds: ¥50,000,000,000

Series B Convertible Bonds: ¥50,000,000,000

3.	Issue price of the Bonds:

100 per cent. of the principal amount of the Bonds. (Denomination of each Bond: ¥5,000,000)

4.	Interest Rate:

The Bonds shall not bear interest.

5.	Issue price of Stock Acquisition Rights:

Zero

6.	Date of payment and date of issue:

October 19, 2004 (London time)

7.	Method of Offering:

Third-party allotment arranged by Nomura Securities Co., Ltd. outside Japan to Saman Capital Limited, a special purpose vehicle established in Cayman Islands.

8.	Particulars of Stock Acquisition Rights:

(1)	Class and number of shares for the Stock Acquisition Rights:

(a)	Shares issuable upon exercise of the Stock Acquisition Rights shall be share of common stocks of the Company (hereinafter referred to as the “Shares”).

(b)	The number of Shares, which may be newly issued shares or already issued and held by the Company as treasury shares, to be issued or transferred to the Bondholders upon exercise of the Stock Acquisition Rights (such issuance or transfer of the Shares shall be collectively referred to as “delivery” of the Shares) shall be calculated by dividing the aggregate issue price of the Bonds deposited for exercise of the Stock Acquisition Rights by the Conversion Price (as defined (3)(b) below); provided, however, that any fraction of a full Share resulting from the exercise of the Stock Acquisition Rights shall be disregarded and no cash adjustment will be made. In case that Shares constituting less than one unit are issued upon exercise of the Stock Acquisition Rights, the Company will make cash payment with respect to those shares as though a holder thereof exercised the right to request the Company to purchase those Shares under the Commercial Code of Japan and waived the right to request the Company to sell to it additional Shares for the purpose of making such Bondholder’s holding of Shares, when added to the Shares held by such Bondholder, constitute the nearest complete unit of Shares.

(2)	Total number of Stock Acquisition Rights:

Series A Convertible Bonds: 10,000

Series B Convertible Bonds: 10,000

(3)	The amount to be paid upon the exercise of the Stock Acquisition Rights:

(a)	The amount to be paid upon the exercise of each Stock Acquisition Right shall be the amount equal to the issue price of each Bond.

(b)	The price per share for calculation of the number of shares of common stock of the Company to be delivered upon exercise of the Stock Acquisition Rights (“Conversion Price”) shall be as follows;

(i)	Initial Conversion Price

To be determined by Etsuhiko Shoyama, the President and Chief Executive Officer

(ii)	Revision of the Conversion Price:

Series A Convertible Bonds: The Conversion Price shall be reset to 95 per cent. (rounded upwards to the nearest one yen) of the average closing price of Shares on the Tokyo Stock Exchange for 30 consecutive trading days up to October 9, 2005 and October 9, 2007 (Japan time) (hereinafter referred to the “Series A First Reset Date” and “Series A Second Reset Date” respectively, and collectively, the “Series A Reset Dates”) on and from (in case of the Series A First Reset Date) October 19, 2005 and (in case of the Series A Second Reset Date) October 19, 2007 (Japan time) (hereinafter referred to as the “Series A First Effective Date” and the “Series A Second Effective Date” respectively, and collectively, the “Series A Effective Dates”) respectively. Provided, however, that the reset Conversion Price shall not be reset below the floor reset Conversion Price to be determined by Etsuhiko Shoyama, the President and Chief Executive Officer (subject to adjustment (in the manner provided in (b)(iii) below) which becomes effective (in the case of the Series A First Reset Date) up to and including the Series A First Effective Date and (in the case of the Series A Second Reset Date) up to and including the Series A Second Effective Date but not subject to reset in the manner provided in this (b)(ii)).

The reset Conversion Price is subject to any adjustment made in the period from but excluding each Series A Reset Date to and including the respective Series A Effective Date in accordance with (b)(iii) below.

Series B Bonds: The Conversion Price shall be reset to 95 per cent. (rounded upwards to the nearest one yen) of the average closing price of Shares on the Tokyo Stock Exchange for 30 consecutive trading days up to April 9, 2006 and April 9, 2008 (Japan time) (hereinafter referred to the “Series B First Reset Date” and “Series B Second Reset Date” respectively, and collectively, the “Series B Reset Dates”) on and from (in case of the Series B First Reset Date) April 19, 2006 and (in case of the Series B Second Reset Date) April 19, 2008 (Japan time) (hereinafter referred to as the “Series B First Effective Date” and the “Series B Second Effective Date” respectively, and collectively, the “Series B Effective Dates”) respectively. Provided, however, that the reset Conversion Price shall not be reset below the floor reset Conversion Price to be determined by Etsuhiko Shoyama, the President and Chief Executive Officer (subject to adjustment (in the manner provided in (b)(iii) below) which becomes effective (in the case of the Series B First Reset Date) up to and including the Series B First Effective Date and (in the case of the Series B Second Reset Date) up to and including the Series B Second Effective Date but not subject to reset in the manner provided in this (b)(ii)).

The reset Conversion Price is subject to any adjustment made in the period from but excluding each Series B Reset Date to and including the respective Series B Effective Date in accordance with (b)(iii) below.

(iii)	Adjustment to the Conversion Price:

The Conversion Price will be adjusted by the following formula in case the Company delivers, after issuance of the Bonds, the Shares of the Company at a price less than the market price of the Shares of the Company:

						Number of		Amount
				Number of		Shares	x	to be paid
Conversion		Conversion		Outstanding Shares	+	to be delivered		per Share
Price	=	Price	X			Market price per Share
After		Before		Number of			Number of
Adjustment		Adjustment		Outstanding		+	Shares to be
				Shares			delivered

(Number of outstanding Shares does not include the number of treasury shares.)

Appropriate and necessary adjustment will also be made in case of stock split or consolidation of the Shares, issue of stock acquisition right exercisable into the Shares at less than market price, distribution to the shareholder of the Company of certain assets, moneys or shares, and in certain other cases as provided in the terms and conditions of the Convertible Bonds.

(4)	Reason for the calculation of the issue price of the Stock Acquisition Rights and the amount to be paid upon exercise of the Stock Acquisition Rights:

To be determined by Etsuhiko Shoyama, the President and Chief Executive Officer

(5)	Exercise period of the Stock Acquisition Rights:

On and after November 2, 2004 and prior to the close of business (at the place where the Bond is deposited for conversion) on October 5, 2009, or (i) if the relevant Bond shall have been called for redemption pursuant to 9.(1)(b)(i) or 9.(1)(b)(ii) below, then up to the close of business (at the place as aforesaid) on the third business day in Tokyo prior to the date fixed for redemption thereof, or (ii) if such Bond shall become due and repayable in the event of default referred to in clause 9.(1)(b)(iv) below, then up to the time when such Bond becomes so due and repayable; provided that in no event shall the Stock Acquisition Right be exercised after October 5, 2009.

In addition, the exercise of the Stock Acquisition Rights takes effect immediately prior to 23:59 (London time) on the date on which the request for such exercise shall have been made, such time in Japan being the next calendar day.

(6)	Conditions for the exercise of the Stock Acquisition Rights:

(a)	No Stock Acquisition Right may be exercised in part only.

(b)	On or after November 2, 2004, during the period as provided in (5) above, Bondholders may exercise the Stock Acquisition Rights at any time after the Closing Price of the Shares on at least one Trading Day falling on or after November 2, 2004, is 115 per cent. or more of the then applicable Conversion Price, rounded down to the nearest yen. The Company will notify the Bondholders forthwith in such event.

(7)	Event of the cancellation of the Stock Acquisition Rights

Not applicable.

(8)	Portion of the issue price of the shares issued upon the exercise of the Stock Acquisition Rights which will be accounted for as stated capital:

The portion of the issue price of the shares issued upon the exercise of Stock Acquisition Rights which will be accounted for as stated capital shall be the one-half of such issue price rounded upward to the nearest one Japanese Yen.

(9)	Dividend on shares delivered upon exercise of Stock Acquisition Rights effected during fiscal year:

Initial dividends or interim dividends on the Shares delivered upon the exercise of the Stock Acquisition Rights shall be paid as if the exercise had taken effect at the beginning of the Dividend Accrual Period (each six-month period ending on 31 March or 30 September of each year) during which the relevant effective date of the exercise of the Stock Acquisition Right set forth in (5) above falls.

9.	Particulars of Bonds:

(1)	Method and Time of Redemption of the Bonds:

(a)	Redemption at maturity:

The Convertible Bonds shall be redeemed at 100 per cent. of the principal amount of the Bonds on October 19, 2009.

(b)	Early redemption:

(i)	Redemption for Taxation Reasons

If the Company satisfies the Trustee that, as a result of any change in the Japanese tax law, etc., the Company would be required to pay any additional amounts and the requirement cannot be avoided by the Company taking reasonable measures available to it, the Company may, upon giving not less than 30 days’ nor more than 60 days’ prior notice to the Bondholders, at any time redeem all, but not some only, of the Bonds then outstanding at their principal amount; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the Bonds then due.

(ii)	Redemption for Kabushiki Kokan or Kabushiki Iten

In the case of a resolution being passed at a general meeting of shareholders of the Company for the Company to become a wholly-owned subsidiary of another corporation (“Holding Company”) by way of kabushiki-kokan or kabushiki-iten then, the Company, (i) if it is legally possible and practicable under the then applicable Japanese law, the Company shall use its best endeavours to execute and/or procure the Holding Company to execute, a trust deed in a form satisfactory to the Trustee, supplemental to the Trust Deed, and to structure the transaction in a manner which, together with the supplemental trust deed, provides that the holder of each Bond then outstanding shall have the right (during the exercise period as provided in 8.(5) above) to exercise the Stock Acquisition Right and, upon exercise, to receive the class and amount of shares, and other securities and property receivable upon such kabushiki-kokan or kabushiki-iten by a holder of the number of Shares which the holder of each Bond could have acquired upon exercise of the Stock Acquisition Rights immediately prior to such kabushiki-kokan or kabushiki-iten, or (ii) if (i) above is not then legally possible or practicable under the then applicable Japanese law or, despite the Company using its best endeavours, the transaction in (i) above cannot be so structured, the Company shall use its best endeavours to make, or procure the Holding Company to make, an offer to each Bondholder to exchange each Bond then held by such Bondholder for a new bond to be issued by the Company or the Holding Company, as the case may be, which contains terms that are equivalent to the terms of Bonds and provides either (x) for the right of such Bondholder to acquire the class and amount of shares, and other securities and property receivable upon such kabushiki-kokan or kabushiki-iten by a holder of the number of Shares which the holder of each Bond could have acquired upon exercise of the Stock Acquisition Rights immediately prior to such kabushiki-kokan or kabushiki-iten or (y) for each Bondholder an equivalent economic interest as the Bonds including the Stock Acquisition Rights. If (a) an offer is made to Bondholders in (ii) above but is not accepted by all Bondholders; or (b) it is not legally possible or practicable under the then applicable Japanese law to effect a transaction provided for by (ii) above, or it is legally possible and practicable as aforesaid but, despite the Company using its best endeavours, the Company cannot effect a transaction provided for by (ii) above, then the Company may, having given not less than 30 nor more than 60 days’ prior notice of redemption to Bondholders, redeem all, but not some only, of the Bonds then outstanding in respect of which the offer contemplated by (ii) above was not made or has not been accepted at the following redemption prices:

From October 19, 2004 to October 18, 2005	104%
From October 19, 2005 to October 18, 2006	103%
From October 19, 2006 to October 18, 2007	102%
From October 19, 2007 to October 18, 2008	101%
From October 19, 2008 to October 18, 2009	100%

(iii)	Redemption due to the exercise of put option of the Bondholders

The Bondholders are entitled, at its option, to require the Company to redeem the Convertible Bonds at a redemption price of 100% of the principal amount on October 17, 2008. To exercise such option, the Bondholders shall deposit to the Conversion Agent as provided in the terms and conditions of the Convertible Bonds not less than 30 nor more than 60 days prior to October 17, 2008, a notice of redemption in the provided form. The Stock Acquisition Right incorporated in a Bond which has been deposited for redemption shall be waived and forfeited on such redemption date.

(iv)	Compulsory redemption due to events of default

If any of the events set out in the terms and conditions of the Convertible Bonds occurs and the Trustee notifies the Company of an occurrence of an event of default with respect to the Bonds, the Company shall redeem the Bonds at their principal amount.

(2)	Purchase and cancellation:

The Company and/or any of its Subsidiaries (as defined in the Trust Deed) may at any time purchase Convertible Bonds in the open market or otherwise and may hold or resell the Convertible Bonds. Bonds that have been purchased by the Company may, at the option of the Company, be cancelled, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be waived and forfeited. Convertible Bonds that have been purchased by any Subsidiary may, at the option of the relevant Subsidiary, be delivered to the Company for cancellation, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be waived and forfeited.

(3)	Form of the Convertible Bonds:

Convertible Bonds certificates in the bearer form

(4)	Collateral or Guarantees

There is no collateral or guarantees for the Bonds.

(5)	Covenants

There is a negative pledge clause.

10.	Listing

Not applicable

11.	Substitute Payment:

Pursuant to Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code of Japan, when the Stock Acquisition Rights are exercised, the exercising Bondholder shall be deemed to have made the request that the full amount required to be paid upon exercise of such Stock Acquisition Rights shall be deemed to be paid in lieu of the full redemption of the Bonds in respect of such Stock Acquisition Rights.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

Note: This press release is intended as general information regarding Hitachi, Ltd.’s issuance of convertible bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

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FOR IMMEDIATE RELEASE

Determination of terms of issue, etc. of Euro Yen Zero Coupon Convertible Bonds due 2009

Hitachi, Ltd. (TSE:6501 / NYSE:HIT, the “Company”) hereby notifies the determination of the following terms of issue, etc. of the Euro Yen Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) in the total amount of JPY 100 billion, consisting of JPY 50 billion Series A Zero Coupon Convertible Bonds due 2009 and JPY 50 billion Series B Zero Coupon Convertible Bonds due 2009 (collectively, the “Convertible Bonds”). The stock acquisition rights (shinkabu yoyakuken) incorporated in the Convertible Bonds shall be hereinafter referred to as the “Stock Acquisition Rights” and the Convertible Bonds excluding the Stock Acquisition Rights shall be referred to as the “Bonds”. The following terms are applicable to both Series A Zero Coupon Convertible Bonds due 2009 and Series B Zero Coupon Convertible Bonds due 2009.

1.	The amount to be paid upon exercise of the Stock Acquisition Rights:

Equal to the issue price of the Bonds

The amount to be paid per share upon exercise of the Stock Acquisition Rights (the “Conversion Price”): ¥1,009

(Reference)

Share price, etc. on Pricing Date (September 21, 2004)

a. Share price (closing price) on the Tokyo Stock Exchange: ¥686

b. Premium {Conversion Price/Share price (closing price)-1}x100: 47.08%

2.	Floor Conversion Price: ¥822

3.	Amount to be accounted for as stated capital: ¥505 per share

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

Note: This press release is intended as general information regarding Hitachi, Ltd.’s issuance of convertible bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including the United States. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

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FOR IMMEDIATE RELEASE

Hitachi Issues Stock Acquisition Rights as Stock Options

Tokyo, September 24, 2004 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, the “Company”) today announced that the details of stock acquisition rights to be issued as stock options, resolved at the 135th Ordinary General Meeting of Shareholders held June 24, 2004, have been decided on as follows.

1.	Date of issue of stock acquisition rights (the “Rights”)

October 1, 2004

2.	Total number of the Rights to be issued

41 Rights

3.	Class and number of shares to be issued upon exercise of the Rights

41,000 shares of the Company’s common stock (1,000 shares per Right)

4.	Issue price of the Rights

No consideration shall be paid.

5.	Amount to be paid upon exercise of the Rights

The amount to be paid per share upon exercise of the Rights (the “Exercise Price”) shall be 1.05 times of the market price (the “Market Price”), which is not lower price of either (i) the average of the closing price (including indication of any bid or offer) of a common stock on the Tokyo Stock Exchange on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the issue date (excluding the number of days on which no closing price is quoted) or (ii) the closing price of the issue date (or if no closing price is quoted on the issue date, the latest closing price before the issue date shall be applied). Any fraction less than one yen shall be rounded up to the nearest one yen.

In the event that the Company issues new shares or reissues its own shares at price less than the Market Price (excluding the issue of shares resulting from the exercise of the stock acquisition rights) after the issue date, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of shares already issued	+	Number of new shares to be issued	×	Amount to be paid per share

Market Price per share before issue
				Number of shares already issued		+	Number of new shares to be issued

In the above formula, the number of its own shares shall be excluded from the number of shares already issued. In the case of the reissue of its own shares, “Number of new shares to be issued” means “Number of its own shares to be reissued” and “Market Price per share before issue” means “Market Price per share before reissue.”

Upon stock split or consolidation of common stocks, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise		Exercise
Price	=	Price	X	1
after		before		Ratio of stock split or consolidation
adjustment		adjustment

6.	Period during which the Rights may be exercised

From October 2, 2005 through October 1, 2008

7.	Qualified persons to be allocated the Rights

7 persons in total consisting of an Executive Officer and Corporate Officers of the Company

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi Announces Management Change

Tokyo, September 24, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the management changes in accordance with a decision taken at meeting of Board of Directors convened today. The appointment is scheduled for October 1, 2004.

<Executive Vice President and Executive Officer>

Masaharu Sumikawa, in charge of Power Systems, Industrial Systems and Production Technology; currently Executive Officer in charge of Power Systems, Industrial Systems and Production Technology

<Senior Vice President and Executive Officer>

Takuya Tajima, General Manager of Sales Management Division, Department Manager of Customer Satisfaction Promotion Center; currently Vice President and Executive Officer, General Manager of Sales Management Division

<Vice President and Executive Officer>

Shozo Saito, in charge of Power Technology; currently Executive Officer in charge of Power Technology

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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